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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

RED TRAIL ENERGY, LLC
(Name of Issuer)
Class A Membership Units
(Title of Class of Securities)
None
(CUSIP Number)
September 26, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	None	Page	2	of	4

1	NAMES OF REPORTING PERSONS Bachmeier Farms Partnership 45-0462636

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of North Dakota

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	None	Page	3	of	4
Item 1.
     (a) Name of Issuer
Red Trail Energy, LLC
     (b) Address of Issuer’s Principal Executive Offices
3682 Highway 8 South, Richardton, North Dakota, 58652
Item 2`.
     (a) Name of Person Filing
Bachmeier Farms Partnership
     (b) Address of Principal Business Office or, if none, Residence
3150 136th Avenue NE, Baldwin, ND 58521
     (c) Citizenship
State of North Dakota
     (d) Title of Class of Securities
Class A Membership Units
     (e) Cusip Number
None
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), which whether the person filing is a:
     (a) ☐ Broker or dealer registered under section 15 of the act (15 U.S.C. 78o).
     (b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     (d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
     (e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
     (f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
     (g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
     (h) ☐ A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) ☐ A church plan that is excluded front the definition of an investment company under section 3©(14) of the Investment Company Act of 1940 (15. U.S.C. 80a-3);
     (j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)
Item 4. Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     (a) Amount beneficially owned: 0
     (b) Percent of class: 0%
     (c) Number of shares as to which the person has:
     (i) Sole power to vote or to direct the vote 0
     (ii) Shared power to vote or to direct the vote 0
     (iii) sole power to dispose or to direct the disposition of 0
     (iv) Shared power to dispose or to direct the disposition of 0

CUSIP No.	None	Page	4	of	4
Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction have that purpose or effect.
(b)     The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2007
/s/ Gerald Bachmeier
Signature

Gerald Bachmeier, Partner
Name/Title